FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:              SYNGENTA AG
Disclosure: "Shareholder Notice – The share of Voting Rights in Syngenta AG of The Capital Group Companies, Inc. falls below the threshold value of 5%"

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Shareholder Notice

The share of voting rights in Syngenta AG of The Capital Group Companies, Inc. falls below the threshold value of 5%.

Based on Article 20 of the Swiss Stock Exchange Act, Syngenta AG informs as follows:

The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California, USA, disclosed on November 19, 2012, that its share of proxy voting rights in Syngenta AG has fallen below the notifiable threshold margin of 5% on November 16, 2012 due to the sale of shares owned by accounts under the discretionary investment management of one or more of the Capital Group investment management companies. The voting rights in Syngenta AG amount to a total of 4.9771% corresponding to 4,633,376 registered shares of Syngenta AG, ISIN CH0011037469 and ADRs (ISIN US87160A1007, 1 ADR = 0.2 share) corresponding to 1,607 shares equalling a total of 4,634,983 shares.

The contact person within The Capital Group Companies, Inc. for this notification is Vivien Tan, The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071-1406, USA.

Basel, Switzerland, November 20, 2012

Syngenta AG

SYNGENTA AG

Date:	November 20, 2012	By:	/s/ Tobias Meili
			Name:	Tobias Meili
			Title:	General Counsel Corporate Legal

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
Head Shareholder Services